CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

Oppenheimer Main Street Fund, Inc.:

We consent to the use in this Registration Statement of Oppenheimer Main Street Fund (a series of Oppenheimer Main Street Fund, Inc.), of our report dated October 20, 2010, relating to the financial statements and financial highlights of Oppenheimer Main Street Fund, appearing in the Statement of Additional Information, which is part of such Registration Statement, and to the references to our firm under the headings “Financial Highlights” appearing in the Prospectus, which is also part of such Registration Statement and “Independent Registered Public Accounting Firm” appearing in the Statement of Additional Information.

/s/ KPMG LLP

KPMG LLP

Denver, Colorado

December 22, 2010